

Michael Knox (He/Him) · 2nd

CEO, Lustro

Charleston, South Carolina Metropolitan Area · Contact info

500+ connections

4 mutual connections: Justin Renfro, Christine Outram, and 2 others

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Lustro

The University of Chicago Booth School of Business

About

Entrepreneur and Investment professional with over 30 years of experience currently focused on the AltFin space as CEO of Lustro, an alternative finance aggregator. I have founded and built several businesses including Xtract Research which was exited to a public company. Active in financing small businesses and entrepreneurs who need capital to grow or complete an acquisition. Always seeking new investment opportunities. If you would like to connect, please include a personal note.

Activity

1,141 followers

Michael Knox commented on a post · 6d

Irwin Stein on Lustro, we are trying to engage the crowd, including everyone here, to contribute and engage in dialog about issuers, including negative dialog. The best thing for the industry is for the bad companies to not get funded. Experienced investors and experts in corporate structure or various securities can comment ...show more

210 · 118 comments

Michael Knox commented on a post · 1w

Elizabeth L. Carter, Esq. Maybe, but I hear lots of stories about legal costs. The all in cost with LawCloud, including a review of the Form C by very capable lawyers, is $2,500. Even that is a lot if you are raisi ...show more

98 · 74 comments

Michael Knox commented on a post · 1w

It's expensive capital. There are providers trying to bring down costs. LawCloud.co helps entrepreneurs do their own Form C and networks with cost effective attorneys. No charge for updates or filing with EDGAR. (I'm an investor in full disclosure). We need more solutions aimed to bring down costs. ...show more

98 · 74 comments

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Experience

Lustro
2 yrs 4 mos
Charleston, South Carolina Metropolitan Area

Chief Executive Officer
Full-time
Mar 2022 - Present · 11 mos

Assumed CEO role in order to oversee growth of Lustro, an aggregator in the AltFin space including NFT, equity crowdfunding and other alternative assets available to the retail investor. Lustro seeks ...see more

Founding Investor
Part-time
Oct 2020 - Mar 2022 · 1 yr 6 mos

Founding Investor of Lustro, an online aggregator for equity and debt crowdfunding deals from all crowdfunding portals. Lustro is designed to assist users with researching Title III Crowdfundir ...see more

President
Gold Ridge Asset Management LLC
Jun 2005 - Present · 17 yrs 8 mos
Charleston, South Carolina Area

Small Private Equity firm providing funding to companies with valuations typically less then $5 million.



Gold Ridge Asset Management LLC
Gold Ridge is a private equity and investment firm with offices in Connecticut and Charleston, South Carolina. We are focused on investments in micro cap companies...

LawCloud
5 yrs 11 mos

Consultant
Contract
Mar 2022 - Present · 11 mos
Charleston, South Carolina Metropolitan Area

CEO
Jan 2018 - Mar 2022 · 4 yrs 3 mos
Greater New York City Area

CEO of a legal technology company which is currently the industry leader in the crowdfunding legal disclosure space with significant new product launches to serve startup and small businesse: ...see more

Partner
Mar 2017 - Jan 2018 · 11 mos
Greater New York City Area

Partner brought on to help scale a legal technology company. iDisclose assists entrepreneurs and small and startup businesses with legal documents related to accessing capital and other resource ...see more

SIB Lighting
1 yr 10 mos
Charleston, South Carolina Area

Managing Partner
Mar 2017 - Nov 2017 · 9 mos

CEO
Feb 2016 - Mar 2017 · 1 yr 2 mos

Oversee all operations of a growing commercial LED lighting consulting company. Responsible for positioning the company for rapid growth, including implementing operational procedures, ov ...see more

Managing Partner
SIB Fixed Cost Reduction LLC
May 2014 - May 2015 · 1 yr 1 mo
Charleston, South Carolina Area

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Education

The University of Chicago Booth School of Business
MBA, Finance
1991 - 1994

Ohio Wesleyan University
BA, Economics/Management
1984 - 1988
Activities and societies: Sigma Phi Epsilon

West Morris
1980 - 1984

Licenses & certifications

Chartered Financial Analyst

Skills

Valuation
Endorsed by Michael R. Nall who is highly skilled at this
Endorsed by 3 colleagues at Xtract Research
22 endorsements

Equities
Endorsed by Stu Novick, CFA who is highly skilled at this
16 endorsements

Finance
Endorsed by 3 colleagues at Xtract Research
15 endorsements

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Interests

Top Voices | Companies | Groups | Schools

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